Filed Pursuant to Rule 424(b)(5)
Registration No. 333-261630
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED December 14, 2021)
$60,000,000
NORDIC AMERICAN TANKERS LIMITED
COMMON SHARES
We have entered into an at market issuance sales agreement, or the Agreement, dated February 14, 2022, with B. Riley Securities, Inc., or B. Riley Securities, for the offer and sale of our common shares having an aggregate offering price of up to $60.0 million from time to time, offered by this prospectus supplement and accompanying prospectus.
In accordance with the terms of the Agreement, we may offer and sell our common shares at any time and from time to time through B. Riley Securities as sales agent or principal. Sales of our common shares, if any, under this prospectus supplement may be made in transactions that are deemed to be "at the market offerings" as defined under Rule 415 of the Securities Act of 1933, as amended, or the Securities Act. Our sales agent is not required to sell any specific number or dollar amount of securities, but will act as our sales agent using commercially reasonable efforts consistent with their respective normal trading and sales practices, on mutually agreed terms between B. Riley Securities and us. Our common shares are listed on the New York Stock Exchange, or the NYSE, under the symbol "NAT". On February 11, 2022, the closing price of our common shares on the NYSE was $1.55 per share.
Investing in our common shares involves a high degree of risk. See the sections entitled "Risk Factors" on page S-4 of this prospectus supplement, the accompanying prospectus, and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is incorporated herein by reference.
Neither the Securities and Exchange Commission, or the Commission, nor any state securities commission has approved or disapproved these common shares or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
B. Riley Securities will receive from us a commission equal to 2.5% of the aggregate gross proceeds for any common shares sold through it as our sales agent under the Agreement. Under the Agreement, we have agreed to reimburse B. Riley Securities for certain expenses. See "Plan of Distribution."
B. RILEY SECURITIES
The date of this prospectus supplement is February 14, 2022

TABLE OF CONTENTS
Page
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT	S-i
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	S-ii
PROSPECTUS SUPPLEMENT SUMMARY	S-1
RISK FACTORS	S-4
USE OF PROCEEDS	S-5
CAPITALIZATION	S-6
DIVIDEND POLICY	S-8
TAX CONSIDERATIONS	S-9
PLAN OF DISTRIBUTION	S-10
EXPENSES	S-11
LEGAL MATTERS	S-11
EXPERTS	S-11
INFORMATION INCORPORATED BY REFERENCE	S-11

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to United States dollars. Financial information presented in this prospectus supplement that is derived from financial statements incorporated by reference is prepared in accordance with accounting principles generally accepted in the United States.
This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and the securities offered hereby, and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.
If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the common shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with the additional information described under the heading, "Information Incorporated by Reference" before investing in our common shares.
You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus relating to this offering. We have not and the sales agent has not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus or any sale of our common shares.
S-i

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
Matters discussed in this prospectus supplement, the accompanying prospectus and the documents that we have filed with the Commission that are incorporated by reference in this prospectus supplement may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, as amended, provides safe harbor protections for forward-looking statements, which include but are not limited to statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts in order to encourage companies to provide prospective information about their business. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended, and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "forecast", "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "could" and similar expressions, terms, or phrases may identify forward-looking statements.
The forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, the anticipated global economic uncertainty and financial market conditions caused by the continuing COVID-19 pandemic and related events, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our common shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors under the heading "Risk Factors" in this prospectus supplement, in the accompanying prospectus and in our annual report on Form 20-F for the year ended December 31, 2020, as well as those described from time to time in the reports filed by us with the Commission.
We undertake no obligation to publicly update or revise any forward-looking statement contained in this prospectus supplement, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.
Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the Bermuda Monetary Authority, or the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. NYSE is an appointed stock exchange under Bermuda law. Approvals or permissions given by the BMA do not constitute a guarantee by the BMA as to our performance or our creditworthiness. Accordingly, in granting such permission, the BMA accepts no responsibility for our financial soundness or the correctness of any of the statements made or expressed in this prospectus or any prospectus supplement. Neither this prospectus nor any prospectus supplement needs to be filed with the Registrar of Companies in Bermuda in accordance with Part III of the Companies Act 1981 of Bermuda pursuant to provisions incorporated therein following the enactment of the Companies Amendment Act 2013. Such provisions state that a prospectus in respect of the offer of shares in a Bermuda company whose equities are listed on an appointed stock exchange under Bermuda law does not need to be filed in Bermuda, so long as the company in question complies with the requirements of such appointed stock exchange in relation thereto.
S-ii

PROSPECTUS SUPPLEMENT SUMMARY
This section summarizes some of the information that is contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. As an investor or prospective investor, you should review carefully the entire prospectus supplement and the accompanying prospectus, any free writing prospectus that may be provided to you in connection with this offering of our common shares and the information incorporated by reference in this prospectus supplement and the accompanying prospectus, including the sections entitled "Risk Factors" included on page S-4 of this prospectus supplement and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
In this prospectus supplement, "we," "us," "our," "the Company" and "NAT" all refer to Nordic American Tankers Limited and all of its subsidiaries. "Nordic American Tankers Limited" refers only to Nordic American Tankers Limited and not its subsidiaries. Terms used in this prospectus supplement will have the meanings described in the accompanying prospectus, unless otherwise specified. The common shares offered by this prospectus supplement include the related preferred share purchase rights.
Our Company
Nordic American Tankers Limited was formed on June 12, 1995 under the name Nordic American Tanker Shipping Limited and organized under the laws of the Islands of Bermuda. In June 2011, we changed our name to Nordic American Tankers Limited. We maintain our principal offices at LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Our telephone number at such address is (441) 292-7202 and we maintain an internet site at www.nat.bm. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this prospectus supplement. Our common shares trade under the symbol "NAT" on the New York Stock Exchange, or the NYSE.
In 2020, we placed orders for two Suezmax newbuildings from Samsung shipyard in South Korea for delivery in 2022. In November 2021 we sold Nordic Sirius (2000-built) and in January 2022 we agreed on the sale of Nordic Mistral (2002-built) for delivery in February 2022.

Our Fleet
Our fleet currently consists of 23 Suezmax crude oil tankers (including 2 newbuildings and excluding the vessel sold for delivery in February 2022). The majority of our vessels are employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2022 or later. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.
Vessel	Built	Deadweight Tons
Nordic Freedom	2005	159,331
Nordic Moon	2002	160,305
Nordic Apollo	2003	159,998
Nordic Cosmos	2003	159,999
Nordic Grace	2002	149,921
Nordic Mistral (2)	2002	164,236
Nordic Passat	2002	164,274
Nordic Vega	2010	163,940
Nordic Breeze	2011	158,597
Nordic Zenith	2011	158,645
Nordic Sprinter	2005	159,089
Nordic Skier	2005	159,089
Nordic Light	2010	158,475
Nordic Cross	2010	158,475
Nordic Luna	2004	150,037
Nordic Castor	2004	150,249
Nordic Pollux	2003	150,103
Nordic Star	2016	159,000
Nordic Space	2017	159,000
Nordic Aquarius	2018	157,000
Nordic Cygnus	2018	157,000
Nordic Tellus	2018	157,000
New Building (1)	2022	156,800
New Building (1)	2022	156,800
(1)	Scheduled for delivery in May and June 2022.
(2)	Sold in January 2022 for delivery to new owners in February 2022.

Technical Management

The technical management of our vessels is handled by companies under direct instructions from NAT. The ship management firms V.Ships Norway AS, Columbia Shipmanagement Ltd, Cyprus and Hellespont Ship Management GmbH & Co KG, Germany, provide the technical management services. The compensation paid under the technical management agreements is in accordance with industry standards.

Recent and Other Developments

On July 28, 2021, we announced plans to sell at least two vessels built in 2000 and 2002. In light of attractive second-hand prices for Suezmax tankers, we have considered the sale of certain vintage tonnage. In November 2021, we delivered Nordic Sirius (2000-built) to its new owners. In January 2022, we agreed the sale of Nordic Mistral (2002-built) for delivery to its new owners in February 2022.

On October 16, 2020, we entered into an at market issuance sales agreement with B. Riley Securities, acting as the sales agent, under which we may, from time to time, offer and sell our common shares through "at the market offerings" as defined under Rule 415 of the Securities Act, or the 2020 ATM program, having an aggregate offering price of up to $60.0 million. We issued 22,025,979 shares under this agreement. The 2020 ATM program was terminated on October 14, 2021.

On September 29, 2021, we entered into at the market issuance sales agreement with B. Riley Securities under which we may, from time to time, offer and sell our common shares through "at the market offerings" as defined under Rule 415 of the Securities Act, or the 2021 ATM program, having an aggregate offering price of up to $60.0 million. We have issued 19,987,095 shares under this agreement. In addition, we sold 1.0 million shares under this agreement on February 14, 2022. The 2021 ATM program was terminated on February 14, 2022, after which no further securities will be sold pursuant to the 2021 ATM program.

Dividend

On August 30, 2021, we declared a dividend of $0.01 cent per share in respect of the results for the second quarter of 2021, which was paid on October 14, 2021.

On November 24, 2021, we declared a dividend of $0.01 cent per share in respect of the results for the third quarter of 2021, which was paid on December 21, 2021.

Newbuildings

On September 23, 2020, we announced that we had entered into two suezmax newbuilding contracts with a South Korean shipyard and we paid the first installments totaling $11.0 million to the shipyard during 2020. The scheduled deliveries of the vessels are in the first half of 2022. In 2021, we paid the second installments totaling $11.0 million for the two newbuildings, and the remaining commitments to the shipyard are fully financed. In January 2022, we have paid the third instalment of $5.5 million for the first newbuilding to be delivered to us. We utilized the below described financing agreement to fund this payment.

On October 16, 2020, we announced that we have secured the financing of our two suezmax newbuildings with Ocean Yield ASA. The financing has a similar structure as the existing 2018 Financing Agreements for our 2018-built vessels and secures financing of up to a maximum of 80% of the purchase price. The 2022 Financing Agreements (as defined below) cover the remaining payment obligations to the shipyard.

On February 9, 2022, we announced that we have concluded two six-year time-charter agreements for the two newbuildings that will commence upon delivery of the vessels from the shipyard.

The Offering

Issuer	Nordic American Tankers Limited

Common shares outstanding as of February 11, 2022	193,459,186 common shares(1)

Common shares offered by this prospectus supplement
Common shares with an aggregate offering price of up to $60.0 million, or 38,709,677 common shares at an assumed offering price of $1.55 per share, which was the last reported closing price of our common shares on the NYSE on February 11, 2022.

Use of Proceeds
The net proceeds of this offering will be used for general corporate purposes. There can be no assurance that we will be able to sell any shares under or fully utilize the Agreement as a source of financing. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and net proceeds to us, if any, are not determinable at this time. Assuming we sell the maximum amount of $60 million provided under the Agreement, we expect that the total net proceeds of this offering will be approximately $58.3 million, after deducting estimated commissions and estimated offering expenses payable by us. We refer you to the section entitled "Use of Proceeds."

Listing	Our common shares are listed on NYSE under the symbol "NAT."

Risk Factors
Investing in our common shares involves risks. You should carefully consider the risks discussed under the caption "Risk Factors" on page S-4 in this prospectus supplement, the accompanying prospectus and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is incorporated by reference in this prospectus supplement, and under the caption "Risk Factors" or any similar caption in the documents that we subsequently file with the Commission, that are incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that you may be provided in connection with this offering of our common shares pursuant to this prospectus supplement and the accompanying prospectus.

(1)
Under our Memorandum of Association, our authorized share capital consists of 360,000,000 shares, par value $0.01 per share. The number of common shares outstanding is based on shares outstanding as of February 11, 2022.

RISK FACTORS
Investing in our common shares involves risks. You should carefully consider the risks set forth below and discussed under the caption "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, and under the caption "Risk Factors" or any similar caption in the documents that we subsequently file with the Commission that are incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that you may be provided in connection with this offering of our common shares pursuant to this prospectus supplement and the accompanying prospectus.
Investors may experience significant dilution as a result of this offering and future offerings.
Based on an assumed offering price of $1.55 per share, which was the last reported closing sales price of our common shares on the NYSE on February 11, 2022, the offering of $60.0 million of our common shares under the Agreement would result in the offer and sale of 38,709,677 common shares, following which we would have 232,168,863 common shares outstanding, which as of February 11, 2022, represents an increase of approximately 20.0% in our issued and outstanding common shares. Because the sales of the shares offered hereby will be made directly into the market or in negotiated transactions, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may offer additional common shares in the future at a price per share that is less than the price per share paid by investors in this offering, which may result in additional significant dilution to investors in this offering.
We may use the net proceeds of this offering for purposes with which you do not agree.
Our management will have broad discretion in the use of net proceeds from this offering, if any, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. We expect that the net proceeds of this offering will be approximately $58.3 million if we sell the maximum amount of $60.0 million provided under the Agreement, after deducting estimated commissions and estimated offering expenses payable by us. You will be relying on the judgment of our management concerning these uses and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply the net proceeds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common share to decline. To the extent that we do not use the net proceeds for the stated use of proceeds, we may use the net proceeds for other purposes with which you do not agree. Please see "Use of Proceeds."
The actual number of shares we will issue under the Agreement with the sales agent, at any one time or in total, is uncertain.
Subject to certain limitations set forth in the Agreement with the sales agent and compliance with applicable law, we have the discretion to deliver placement notices to the sales agent at any time throughout the term of the Agreement. The number of shares that are sold by the sales agents after we deliver a placement notice will fluctuate based on various factors, including the market price of our common share during the sales period and limits we set with the sales agent, and we cannot guarantee that the sales agent will be able sell all or any of the shares that we intend to sell under the Agreement.
The common shares offered hereby will be sold in "at-the-market" offerings, and investors who buy shares at different times will likely pay different prices.
Investors who purchase shares in this offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices and numbers of shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their shares as a result of share sales made at prices lower than the prices they paid.
We are dependent on the charters for our vessels for our revenues, which may not be sufficient to allow us to operate our vessels profitable.

The Suezmax tanker market has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of and demand for tanker capacity.  The charter rates payable under any renewal or replacement charter will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

We prepare cash flow projections for different scenarios to predict our liquidity needs for the coming 12-months period and a key input factor to the cash flow projections is the estimated market rates. We apply an average of several broker estimates in combination with our own estimates. Charter rates have been depressed for a prolonged period and the Company has increased borrowings and raised equity to fund its operations during this period. Several market participants predict a significant improvement in charter rates, but the timing of a recovery is uncertain. In a scenario where charter rates remain at depressed levels, the Company may have to implement additional measures beyond the new $60 million ATM to which this prospectus relates, such as disposal of vessels, further issuance of equity and new financings.
We operate in a cyclical and volatile industry and cannot guarantee that we will continue to make cash distributions.
We have made cash distributions quarterly since October 1997. It is possible that our revenues could be reduced as a result of decreases in charter rates or that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. Further, our credit facilities limit our ability to distribute dividends.  We may not continue to pay dividends at rates previously paid or at all.  If we do not pay dividends, the market price for our common shares must appreciate for investors to realize a gain on their investment. This appreciation may not occur and our common shares may in fact depreciate in value, in part because of any future decreases in or elimination of our dividend payments.

USE OF PROCEEDS
We may issue and sell our common shares having aggregate gross proceeds of up to $60.0 million from time to time. There can be no assurance that we will be able to sell any shares under or fully utilize the sales agreement with B. Riley Securities as a source of financing. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We expect that the net proceeds of this offering will be approximately $58.3 million assuming we sell the maximum amount of $60.0 million provided under the Agreement, after deducting estimated commissions and estimated offering expenses. We currently intend to use the net proceeds from this offering, after deducting the sales agent's commissions and our offering expenses, for general corporate purposes. The amounts and timing of our use of proceeds will vary depending on many factors, the amount of cash generated or used by our operations, and the rate of growth, if any, of our business. As a result, we will retain broad discretion in the allocation of the net proceeds, if any, we receive in connection with securities offered pursuant to this prospectus supplement and investors will be relying on the judgment of our management regarding the application of the proceeds.
We cannot assure you that we will use the proceeds of this offering for the stated purposes and we may use the net proceeds for other purposes with which you do not agree. See "Risk Factors-We may use the net proceeds of this offering for purposes with which you do not agree."

CAPITALIZATION
The following table sets forth our capitalization as of September 30, 2021, on a historical basis and on an as adjusted basis to give effect to:
•
the repayment of $19.6 million of the 2019 Senior Secured Credit Facility and $3.4 million of the 2018 Financing Agreements, as defined below, for our 2018-built vessels, including a reclassification of $9.0 million from Long-Term Debt to Current Portion of Long-Term Debt due to the passage of time;

•
the dividend of $0.01 per share, declared on August 30, 2021 to shareholders of record September 24, 2021 and paid on October 14, 2021 and the dividend of $0.01 per share, declared on November 24, 2021 to shareholders on record December 7, 2021 and paid on December 21, 2021;

•	the utilization of $5.5 million of the 2022 Financing Agreements, as defined below, to pay the third instalment payable in January 2022 for the first newbuilding to be delivered in 2022;
•
the sale and issuance of 1,507,678 common shares subsequent to September 30, 2021, pursuant to the 2020 ATM program, for an average net price of $2.50 per share, or an aggregate amount of $3.8 million;

•
the sale and issuance of 19,987,095 common shares subsequent to September 30, 2021 through and including February 11, 2022, pursuant to the 2021 ATM program for an average net price of $1.84 per share, or an aggregate amount of $36.7 million; and

•	on a further adjusted basis to give effect to the issuance and sales of common shares in this offering and the use of net proceeds therefrom.
There have been no other significant adjustments to our capitalization since September 30, 2021, as so adjusted.
You should read the adjusted capitalization table information below in connection with "Use of Proceeds" and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus.

	September 30, 2021
Dollars in thousands	Actual	As Adjusted	As Further Adjusted
Debt:
Long-Term Debt (1)(4)	288,403	284,940	284,940
Current Portion of Long-Term Debt (2)	51,786	37,812	37,812
Total Debt (1)	340,189	322,752	322,752
Shareholders' Equity:
Common shares, $0.01 par value, outstanding actual (171,964,413 shares,), as adjusted (193,459,186 shares) and as further adjusted (232,168,863 shares)	1,719	1,934	2,321
Additional Paid-in Capital (3) (5)	114,084	154,317	212,209
Contributed Surplus (6)	531,623	528,103	528,103
Accumulated Other Comprehensive Income (Loss)	(1,339)	(1,339)	(1,339)
Accumulated Losses	(98,383)	(98,383)	(98,383)
Total Shareholders' Equity (3) (5)	547,704	584,632	642,911
Total Capitalization	887,893	907,384	965,663

(1)
Total outstanding amounts under our 2019 Senior Secured Credit Facility, including our $30 million Accordion Loan (as defined below), was $241.3 million and $106.3 million under the Financing Agreements (as defined below) for our 2018-built vessels as of September 30, 2021, less deferred borrowing costs of $7.4 million. Long-Term Debt consists of $195.1 million under our 2019 Senior Secured Credit Facility and $98.1 million under the Financing Agreements for our 2018-built vessels, less deferred borrowing cost of $4.8 million.

On December 16, 2020, the Company entered into a new loan agreement for the borrowing of $30.0 million (the "$30 million Accordion Loan"). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, the same financial covenants and the same excess cash flow mechanism as the 2019 Senior Secured Credit Facility.

During 2018, we entered into financing agreements, whereby the lender provided financing of 77.5% of the purchase price for each of the three 2018-built vessels, or the 2018 Financing Agreements. For more information regarding the Financing Agreements please see our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

(2)
Current portion of long term debt includes $46.2 million under the 2019 Senior Secured Credit Facility including the $30 million Accordion Loan and $8.2 million under the Financing Agreements for our 2018-built vessels as of September 30, 2021, less deferred borrowing costs of $2.7 million. The $46.2 million above related to the 2019 Senior Secured Credit Facility includes $29.4 million of assumed loan repayments related to expected sale of vessels. Current portion of long-term debt, as adjusted, includes the repayment of $14.0 million under the 2019 Senior Secured Credit facility from the sale of Nordic Sirius in November 2021.

(3)
Additional paid-in capital and total shareholders' equity, as adjusted, reflect issuance of common shares under the 2020 ATM program and 2021 ATM program subsequent to September 30, 2021 of gross and net proceeds of $41.5 million and $40.5 million, respectively.

(4)
Long-term Debt, as adjusted, reflects the utilization of $5.5 million of the financing agreements, or the 2022 Financing Agreements, entered into in December 2020 for up to 80% of the price for the newbuildings to be delivered in 2022. The 2022 Financing Agreements are entered into on similar terms as the 2018 Financing Agreements.

(5)
Additional paid-in capital, as further adjusted, includes $60.0 million in proceeds from issuance and sales of common shares in this offering, and estimated fees and expenses of approximately $1.8 million relating to this offering.

(6)
Contributed Surplus, as adjusted, reflects a dividend of $1.7 million, or $0.01 per share, declared on August 30, 2021 for shareholders on record September 24, 2021 and paid on October 14, 2021, and a dividend of $1.8 million, or $0.01 per share, declared on November 24, 2021 to shareholders of record December 7, 2021 and paid on December 21, 2021.

DIVIDEND POLICY

Our policy is to declare quarterly dividends to shareholders as determined by our board of directors, or the Board. The dividend to shareholders could be higher than the operating cash flow or could be lower than the operating cash flow after reserves as the Board may from time to time determine are required, taking into account contingent liabilities, the terms of our borrowing agreements, our other cash needs and the requirements of Bermuda law.
Total dividends distributed in 2021 were $9.7 million or $0.06 per share. The quarterly dividend payments per share in 2021, 2020, 2019, 2018, 2017 and 2016 have been as follows:

Period	2021	2020	2019	2018	2017	2016
1st Quarter	$0.02	$0.07	$0.04	$0.03	$0.20	$0.43
2nd Quarter	$0.02	$0.14	$0.03	$0.01	$0.20	$0.43
3rd Quarter	$0.01	$0.20	$0.01	$0.02	$0.10	$0.25
4th Quarter	$0.01	$0.04	$0.02	$0.01	$0.03	$0.26
Total	$0.06	$0.45	$0.10	$0.07	$0.53	$1.37

TAX CONSIDERATIONS
Please see the section titled "Item 10. Additional Information-E. Taxation" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

PLAN OF DISTRIBUTION
We have entered into a sales agreement with B. Riley Securities on February 14, 2022, under which we may offer and sell our common shares having an aggregate offering price of up to $60.0 million from time to time through or to B. Riley Securities as sales agent or principal. Sales of our common shares, if any, under this prospectus may be made in transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act.
Each time we wish to issue and sell our common shares under the sales agreement, we will notify B. Riley Securities of the number or dollar value of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of shares that may be sold in one day, any minimum price below which sales may not be made and other sales parameters as we deem appropriate. Once we have so instructed B. Riley Securities, unless B. Riley Securities declines to accept the terms of the notice, B. Riley Securities has agreed to use commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of B. Riley Securities under the sales agreement to sell our common shares are subject to a number of conditions that we must meet.
B. Riley Securities will receive from us a commission equal to 2.5% of the aggregate gross proceeds for any common shares sold through it as our sales agent under the Agreement. We will reimburse B. Riley Securities for its reasonable out-of-pocket expenses, including attorney's fees in an amount not to exceed $40,000, related to any sales completed under the Agreement and shall reimburse B. Riley Securities an additional $2,500 per quarter for its reasonable out-of-pocket expenses, including attorney's fees, so long as the Agreement remains in effect without suspension of sales. We estimate that the total expenses for the offering, excluding compensation payable to B. Riley Securities under the sales agreement, will be approximately $0.2 million.

Settlement for sales of common shares will occur on the second business day following the date on which any sales are made, or on some other date that is agreed upon by us and B. Riley Securities in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with sales of the common shares on our behalf, B. Riley Securities will be deemed to be an underwriter within the meaning of the Securities Act, and its compensation as sales agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to B. Riley Securities against certain civil liabilities, including liabilities under the Securities Act.

The offering pursuant to the sales agreement will terminate upon the earlier of (1) the issuance and sale of all common shares subject to the sales agreement; and (2) the termination of the sales agreement as permitted therein.
B. Riley Securities and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services it may in the future receive customary fees. See “Recent and Other Development” on page S-2. To the extent required by Regulation M, B. Riley Securities will not engage in any market making activities involving our common shares while the offering is ongoing under this prospectus supplement. This summary of the material provisions of the sales agreement does not purport to be a complete statement of its terms and conditions. A copy of the sales agreement is filed with the SEC and is incorporated by reference into the registration statement of which this prospectus supplement is a part.

EXPENSES
The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus supplement forms a part, all of which will be paid by us.
SEC registration fee	$5,562
Legal fees and expenses	$150,000
Accounting fees and expenses	$20,000
Miscellaneous	$10,000

Total	$185,562

LEGAL MATTERS
The validity of the securities offered hereby will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of United States law and by Appleby's, Hamilton, Bermuda, with respect to matters of Bermuda law. The sales agent is being represented by Morgan, Lewis & Bockius LLP, Palo Alto, California.
EXPERTS
The consolidated financial statements of Nordic American Tankers Limited and subsidiaries as of December 31, 2020 and 2019, and for each of the years in the three-year period ended December 31, 2020, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2020, have been incorporated by reference herein in reliance upon the reports of KPMG AS, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
INFORMATION INCORPORATED BY REFERENCE
The Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus supplement and will automatically update and supersede previously filed information, including information contained in this prospectus supplement.
We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 that indicate that they are incorporated by reference herein until the termination of this offering. Nothing contained herein shall be deemed to incorporate by reference documents that we furnish to, but do not file with, the Commission unless such documents state that they are incorporated by reference into this prospectus supplement.

•	Current report on Form 6-K filed with the Commission on August 31, 2021, which includes the dividend and earnings report for the first half and second quarter of 2021.
•
Current report on Form 6-K, filed with the Commission on September 29, 2021, announcing the At Market Issuance Sales Agreement, dated September 29, 2021, between the Company”) and B. Riley Securities, Inc.

•
Current report on Form 6-K, filed with the Commission on October 1, 2021, which contains Management's Discussion and Analysis of Financial Condition and Operations and our unaudited condensed consolidated interim financial statements as of and for the six-months ended June 30, 2021.

•	Current report on Form 6-K filed with the Commission on November 29, 2021, which includes the dividend and earnings report for the third quarter of 2021.
•
Our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Commission on April 29, 2021, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed on April 29, 2021.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus supplement by writing or telephoning us at the following address:
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton, HM 11, Bermuda
+1 (441) 292-7202
Attn: Herbjørn Hansson
WHERE YOU CAN FIND ADDITIONAL INFORMATION
As required by the Securities Act of 1933, as amended, we filed a registration statement on Form F-3 (Registration No. 333261630) relating to the securities offered by this prospectus supplement with the Commission. This prospectus supplement and the accompanying base prospectus are parts of that registration statement, which includes additional information.
Government Filings
We file annual and special reports within the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We maintain a website which can be accessed at https://www.nat.bm/.  The information on such website shall not be incorporated by reference into this prospectus supplement.